Exhibit 99.1

Nano Dimension Announces Sale of Two DragonFly LDM Systems for Additive Manufacturing of Electronics

Sunrise, Florida, Nov. 05, 2020 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), a leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, today announced that it has sold additional two DragonFly LDM systems for additive manufacturing of electronics. The systems were purchased by an Australian defense contractor and by an Asia-Pacific research center.

In a statement to the Company’s shareholders, Yoav Stern, CEO and President of Nano Dimension commented: “While these two new customers represent our main target markets during the COVID-19 era – defense contractors and research centers, the significance justifying noticing these transactions is that they may be the early birds of recovery, at least for the APAC marketplace. One of the transactions was delayed from Q1/2020. We have also noticed that the APAC geography is showing indications of recovery faster than other regions. We believe that the United States is still in a state of downswing of capital expenditures under the influence of the COVID-19 pandemic, and European prospective customers are sinking back toward a commercial stand still, under the effects of the second wave of COVID-19.

“Thanks to shareholders’ support, we are positioned in the best possible way with more than $100M in cash that enables flexibility, internally as well as outwardly. Our foray into an M&A search, with the help of Needham & Co., is continuing actively. Our decision not to spend millions of dollars on go-to-market and sales and marketing in the short term has proven a careful and balanced one as the market stagnation is prolonged. The will of understandably hesitant and/or careful customers to invest in breakthrough, new prototyping and fabrication technologies of unique Hi-PEDs™ (High Performance Electronic Devices) is dramatically hampered. We at Nano Dimension cannot stop the tsunami. However, we have enough air to dive under it and emerge in the mid-term as even clearer winners. Potentially, maybe with a few other “last men standing.”

“Our steps taken starting approximately 90 days ago were based on the following assumptions:

•	The short-term negative economic effects of COVID-19 will not subside until at least the end of Q1/2021, or maybe even the end of Q2/2021.

•	Any efforts and resources allocated to sales and marketing will not show substantial enough results in the next 12 months.

“We believe that the long-term effect of COVID-19 and the trade-war crises on our industry will lead to an increase in demand for technology like ours, which enables prototyping and short-run productions of Hi-PEDs (High-Performance Electronic Devices) on-the-ground in the West, at prices and time-to-market that are competitive and superior to traditional the multi-billion dollar PCB manufacturing industry in the Far-East.

“As Dr. Joseph Kaplun has joined Nano Dimension approximately 45 days ago to lead our R&D and Materials Development teams, our efforts have expanded by approximately 50% through recruitment of industry veteran scientists aimed at leading us thorough the industrialization stages of our materials and machines. We are already seeing early results from our previously announced adjusted priorities for Q3/2020 until Q2/2021: build a stronger competitive edge by accelerating product roadmap while saving cash by investing only lightly in the commercial side of the business (sales and marketing mostly in the United States). I believe Nano Dimension will emerge out of the COVID-19 saga with a reinforced competitive market position and hence, growth potential will possibly manifest itself faster than expected.”

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that the sales transactions may be the early birds of recovery of COVID-19, the effects of the Covid-19 pandemic on the Company and its industry, that the Company is positioned in the best possible way with cash that enables flexibility, the Company’s efforts toward an M&A transaction, R&D activities, adjusted priorities for Q3/2020 until Q2/ 2021, and emerging out of the Covid-19 saga with a reinforced competitive market position and growth potential. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com